UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42604

TMD Energy Limited

(Exact name of Registrant as specified in its charter)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Unaudited Interim Financial Statements

TMD Energy Limited is furnishing its unaudited financial results for the six months ended December 31, 2025, a copy of which is attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

On June 29, 2026, TMD Energy Limited issued a press release announcing its unaudited interim financial results for the six months ended December 31, 2025. A copy of the press release is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	TMD Energy Limited Announces Financial Results for the First Half of Fiscal Year 2026
99.2	Press Release — TMD Energy Limited Announces Financial Results for the Six Months Ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: June 29, 2026	Title:	Director and Chief Executive Officer